Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
SUPPLEMENT NO. 7 DATED FEBRUARY 7, 2014
TO THE PROSPECTUS DATED APRIL 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2013 and Supplement No. 6 dated November 22, 2013. Supplement No. 6 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	a revision to our state-specific suitability standards;

•	an update regarding our recent property acquisitions;

•	our entry into a loan with National Union Fire Insurance Company and The Variable Annuity Life Insurance Company of Pittsburgh, Pa.; and

•	our first quarter of 2014 distribution declaration.
Status of Our Offering and Ownership of Our Operating Partnership
We commenced our initial public offering of shares of our common stock on November 6, 2009. On April 25, 2013, we terminated our initial public offering, having received gross offering proceeds of approximately $191.5 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on April 26, 2013. As of January 31, 2014, we have received gross offering proceeds of approximately $408.6 million from the sale of approximately 39.9 million shares in our Follow-on Offering. As of January 31, 2014, approximately $691.3 million in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. As of January 31, 2014, we have received aggregate gross offering proceeds of $602.5 million from all offerings, including $2.4 million from a private offering of our shares that terminated on November 6, 2009.
Our Follow-on Offering will not last beyond April 26, 2015, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.
As of January 31, 2014, we owned approximately 67% of the total limited partnership units (approximately 92% of the common units) of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our President, David C. Rupert, and our Vice President — Acquisitions, Don G. Pescara, owned approximately 3% of the total limited partnership units of our operating partnership. The remaining approximately 30% of the total limited partnership units were owned by unaffiliated third parties.

Revision to Suitability Standards
The state-specific suitability standard for Iowa contained in the “Suitability Standards” section immediately behind the cover page of our prospectus and on the last page of our subscription agreement included as Appendix A to our prospectus is hereby removed and replaced with the following:

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For Iowa Residents - Shares will only be sold to residents of the State of Iowa representing that they have a “liquid net worth” of at least 10 times their investment in our shares and that they meet one of our suitability standards. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Recent Acquisitions
As of January 31, 2014, we owned 45 office and industrial distribution properties in 18 states totaling approximately 10.8 million rentable square feet.
The following descriptions are added to the “Our Real Estate Investments – Our Properties” section beginning on page 50 of our prospectus:
Farmers Insurance Exchange Property
On December 27, 2013, we closed on the purchase of a two-story office facility consisting of approximately 102,000 rentable square feet located in Olathe, Kansas (the “Farmers Insurance Exchange property”). The Farmers Insurance Exchange property is leased entirely to Farmers Insurance Exchange (“Farmers”). The purchase price for the Farmers Insurance Exchange property was $19.1 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with proceeds from our public offering.
Our advisor earned and was paid approximately $477,500 in acquisition fees, plus reimbursement of approximately $95,500 in acquisition expenses in connection with the acquisition of the Farmers Insurance Exchange property.
The Farmers lease is a triple-net lease with a remaining term of over ten years upon our acquisition, expiring in March 2024. The current approximate annual base rent is $1,454,000. Under the Farmers lease, Farmers Insurance Exchange has the right to renew the Farmers lease for two five-year extension terms at 95% of the then-prevailing market rental rate. Based upon the annual triple-net base rent payable to us in the first year and the acquisition price of $19.1 million, the implied initial capitalization rate for the Farmers Insurance Exchange property is approximately 7.61%.
Caterpillar Property
On January 7, 2014, we closed on the acquisition of a one-story industrial facility consisting of approximately 1,380,100 rentable square feet located in Joliet, Illinois (the “Caterpillar property”) from an unaffiliated third party. The Caterpillar property is leased entirely to Caterpillar, Inc. (“Caterpillar”), a leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives, which is ranked number 42 on the Fortune 500 list. The purchase price for the Caterpillar property was $57 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with a draw of $56.9 million under our existing credit facility with KeyBank National Association and other lenders, and the remaining amount was funded with proceeds from our public offering.
Our advisor earned and was paid approximately $1,425,000 in acquisition fees, plus reimbursement of approximately $285,000 in acquisition expenses in connection with the acquisition of the Caterpillar property.

The Caterpillar lease is a triple-net lease with a remaining term of approximately five years upon our acquisition, expiring in December 2018. The current approximate annual base rent is $5,947,000. Under the Caterpillar lease, Caterpillar has the right to renew the Caterpillar lease for four five-year extension terms with rental increases of 1.4% per year upon each renewal. Based upon the annual triple-net base rent payable to us in the first year and the acquisition price of $57 million, the implied initial capitalization rate for the Caterpillar property is approximately 10.44%.
DigitalGlobe Property
On January 14, 2014, we closed on the acquisition of a four-story office building consisting of approximately 430,000 rentable square feet located in Westminster, Colorado (the “DigitalGlobe property”). The DigitalGlobe property is leased entirely to the seller, Avaya, Inc., through June 2015, immediately after which a lease with DigitalGlobe, Inc. (“DigitalGlobe”) (the “DigitalGlobe lease”) will commence. The purchase price for the DigitalGlobe property was $92 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with a draw of $92 million under our existing credit facility with KeyBank National Association and other lenders, and with proceeds from our public offering.
Our advisor earned and was paid $2,300,000 in acquisition fees, plus reimbursement of $460,000 in acquisition expenses in connection with the acquisition of the DigitalGlobe property.
The DigitalGlobe lease is a triple net lease with a 15-year term, expiring in June 2030. The current approximate annual base rent under the lease with Avaya, Inc. is $6,342,500. The approximate annual base rent for the first year of the DigitalGlobe lease will be $4,425,000, which will be supplemented by a credit of $1,917,500 from the seller, secured by an irrevocable letter of credit, to offset a free rent credit of an equivalent amount during the first year of the DigitalGlobe lease. Under the DigitalGlobe lease, DigitalGlobe has the right to renew the DigitalGlobe lease for two five-year extension terms with rental adjustments based upon the market rental rate upon each renewal. Based upon the annual triple-net base rent payable to us in the first year and the acquisition price of $92 million, the implied initial capitalization rate for the DigitalGlobe property is approximately 6.89%.
Waste Management Property
On January 16, 2014, we closed on the acquisition of a one-story office building consisting of approximately 131,900 rentable square feet located in Phoenix, Arizona (the “Waste Management property”). The Waste Management property is leased entirely to Waste Management of Arizona, Inc. (“Waste Management”), a subsidiary of Waste Management, Inc., the leading provider of comprehensive waste management services in the United States. The purchase price for the Waste Management property was $22.825 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with proceeds from our public offering.
Our advisor earned and was paid $570,625 in acquisition fees, plus reimbursement of $114,125 in acquisition expenses in connection with the acquisition of the Waste Management property.
The Waste Management lease is a full service gross lease with a remaining term of approximately 10 years upon our acquisition, expiring in December 2023. Waste Management, Inc. serves as guarantor of the Waste Management lease. The current approximate annual base rent is $2,852,000. Under the Waste Management lease, Waste Management has the right to renew the Waste Management lease for two five-year extension terms at a rate of 95% of the market rental rate upon each renewal. Based upon the annual full service gross base rent payable to us in the first year and the acquisition price of $22.825 million, the implied initial capitalization rate for the Waste Management property is approximately 8.94%.

Griffin Capital Essential Asset Property Management, LLC, an affiliate of our sponsor, will be responsible for managing the Farmers Insurance Exchange, Caterpillar, DigitalGlobe, and Waste Management properties and will be paid management fees in an amount of up to 3% of the gross monthly income actually collected from the respective properties. Griffin Capital Essential Asset Property Management, LLC has hired unaffiliated third parties to manage the day-to-day operations at the Farmers Insurance Exchange and Waste Management properties and will pay such third parties a portion of the management fees paid by us, unless such management fee can be recovered from the respective tenants.
Entry into AIG Loan
The following description is added to the “Debt Summary” section beginning on page 77 of our prospectus:
AIG Loan
On January 24, 2014, we, through five special purpose entities wholly owned by our operating partnership, entered into various loan documents (the “AIG Loan Documents”) with National Union Fire Insurance Company and The Variable Annuity Life Insurance Company of Pittsburgh, Pa. (collectively, the “Lenders”), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of $110.64 million (the “AIG Loan”).
We utilized the funds provided by the AIG Loan to refinance five of our properties previously serving as security for our credit facility with KeyBank National Association and other lenders. The AIG Loan is secured by cross-collateralized and cross-defaulted first mortgage liens or first lien deeds of trust and second mortgage liens or second lien deeds of trust on the Verizon, Avnet, Northrop Grumman, Schlumberger, and United Technologies properties (collectively, the “Secured Properties”).
We paid loan origination and brokerage fees, as well as certain other closing costs, including legal fees, of approximately $1.8 million in connection with the AIG Loan.
The AIG Loan has a term of 15 years, maturing on February 1, 2029. The AIG Loan bears interest at a fixed rate of 4.96%. The AIG Loan requires monthly payments of interest only for the first three years and fixed monthly payments of principal and interest thereafter. Commencing February 1, 2017, each of the individual promissory notes comprising the AIG Loan may be prepaid only in full, subject to 30 days’ prior notice to the holder and payment of a prepayment penalty in addition to all unpaid principal and accrued interest, and subject to the requirement that both promissory notes relating to an individual property must be paid in full at the same time.
The AIG Loan Documents contain a number of customary representations, warranties, covenants and indemnities, including, but not limited to, a debt service coverage ratio of 1.2 times and a loan to value ratio of 60%, each as defined in the AIG Loan Documents. In addition, pursuant to that certain Recourse Carve-Out Guaranty Agreement, we, as the guarantor of the AIG Loan, must maintain a minimum net worth of $110.6 million.
AIG Loan Documents also contain the following salient requirements (terms used below are as defined in the AIG Loan Documents):

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Commencing February 1, 2017, the borrowers may obtain a release of any of the Secured Properties, subject to the payment of certain fees and expenses and satisfaction of the terms and conditions contained in the AIG Loan Documents, including (i) the requirement that the Loan to Value Ratio for the remaining Secured Properties must be equal to or less than 60%, and must be equal to or less than the aggregate Loan to Value Ratio in existence for all of the Secured Properties prior to the release of such individual Secured Property; and (ii) the requirement that the Debt Service Coverage Ratio of the AIG Loan after the release of the individual Secured Property must be equal to or greater than 1.6x, and must be equal to or greater than the Debt Service Coverage Ratio in existence for the AIG Loan prior to the release of such individual Secured Property.

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Commencing February 1, 2017, the borrowers may obtain a release of any of the Secured Properties by substituting another property therefor, subject to the terms and conditions contained in the AIG Loan Documents, including (i) the requirement that no more than four substitutions of an individual Secured Property may occur during the term of the AIG Loan; (ii) the requirement that the Debt Service Coverage Ratio, after taking into account the substitute property, must be equal to or exceed 1.6x; (iii) the requirement that the Loan to Value Ratio, after taking into account the substitute property, must be equal to or less than 60%; and (iv) the requirement that the appraised value, Net Operating Income, and individual Debt Service Coverage Ratio related to the substitute property must be equal to or greater than the appraised value, Net Operating Income, and individual Debt Service Coverage Ratio of the Secured Property to be released.

First Quarter of 2014 Distribution Declaration
On December 9, 2013, our board of directors declared distributions for the first quarter of 2014 in the amount of $0.001901096 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10.28 or an annual distribution rate of approximately 6.94% assuming the share was purchased for $10.00) payable to stockholders of record at the close of business on each day during the period from January 1, 2014 through March 31, 2014. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine. Our board of directors intends to continue this distribution policy for so long as it decides this policy is in the best interests of our stockholders.